Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 25, 2026

Reference is made to the circular (the “Circular”) of KANZHUN LIMITED (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated May 20, 2026. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on June 25, 2026, the Notice of which was given to the Shareholders on May 20, 2026, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon.	Class A Ordinary Shares	480,415,026 (99.978327%)	104,142 (0.021673%)	3,058,668 (-)	480,519,168	480,519,168
		Class B Ordinary Shares	1,265,264,010 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	1,265,264,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,745,679,036 (99.994035%)	104,142 (0.005965%)	3,058,668 (-)	607,045,569	1,745,783,178
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
2.	To re-elect Mr. Peng Zhao as an executive Director.	Class A Ordinary Shares	400,056,221 (83.565247%)	78,678,943 (16.434753%)	4,842,672 (-)	478,735,164	478,735,164
		Class B Ordinary Shares	1,265,264,010 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	1,265,264,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,665,320,231 (95.488591%)	78,678,943 (4.511409%)	4,842,672 (-)	605,261,565	1,743,999,174
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To re-elect Mr. Tao Zhang as an executive Director.	Class A Ordinary Shares	462,816,160 (95.965656%)	19,456,542 (4.034344%)	1,305,134 (-)	482,272,702	482,272,702
		Class B Ordinary Shares	1,265,264,010 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	1,265,264,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,728,080,170 (98.886630%)	19,456,542 (1.113370%)	1,305,134 (-)	608,799,103	1,747,536,712
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To re-elect Ms. Yang Mu as an executive Director.	Class A Ordinary Shares	462,847,114 (95.972074%)	19,425,588 (4.027926%)	1,305,134 (-)	482,272,702	482,272,702
		Class B Ordinary Shares	1,265,264,010 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	1,265,264,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,728,111,124 (98.888402%)	19,425,588 (1.111598%)	1,305,134 (-)	608,799,103	1,747,536,712
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To re-elect Mr. Yan Li as an independent non-executive Director.	Class A Ordinary Shares	384,642,429 (81.320290%)	88,354,443 (18.679710%)	9,950,664 (-)	472,996,872	472,996,872
		Class B Ordinary Shares	126,526,401 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	126,526,401
		TOTAL NUMBER (CLASS A & CLASS B)	511,168,830 (85.262550%)	88,354,443 (14.737450%)	9,950,664 (-)	599,523,273	599,523,273
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
6.	To authorize the Board to fix the remuneration of the Directors.	Class A Ordinary Shares	481,938,576 (99.930624%)	334,580 (0.069376%)	1,304,680 (-)	482,273,156	482,273,156
		Class B Ordinary Shares	1,265,264,010 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	1,265,264,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,747,202,586 (99.980854%)	334,580 (0.019146%)	1,304,680 (-)	608,799,557	1,747,537,166
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
7.	To grant a general mandate to the Directors to issue, allot and deal with additional Class A Ordinary Shares (including any sale and/or transfer of Treasury Shares) not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of this resolution, and to approve the issuance and allotment of Class A Ordinary Shares thereunder at a price which shall not be at a discount of more than 10% to the benchmarked price.	Class A Ordinary Shares	481,631,898 (99.867028%)	641,288 (0.132972%)	1,304,650 (-)	482,273,186	482,273,186
		Class B Ordinary Shares	1,265,264,010 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	1,265,264,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,746,895,908 (99.963303%)	641,288 (0.036697%)	1,304,650 (-)	608,799,587	1,747,537,196
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of this resolution.	Class A Ordinary Shares	481,899,794 (99.929152%)	341,660 (0.070848%)	1,336,382 (-)	482,241,454	482,241,454
		Class B Ordinary Shares	1,265,264,010 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	1,265,264,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,747,163,804 (99.980449%)	341,660 (0.019551%)	1,336,382 (-)	608,767,855	1,747,505,464
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.	Class A Ordinary Shares	327,158,722 (67.839170%)	155,097,652 (32.160830%)	1,321,462 (-)	482,256,374	482,256,374
		Class B Ordinary Shares	126,526,401 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	126,526,401
		TOTAL NUMBER (CLASS A & CLASS B)	453,685,123 (74.523318%)	155,097,652 (25.476682%)	1,321,462 (-)	608,782,775	608,782,775
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

SPECIAL RESOLUTION			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN
10.	To approve the proposed amendments to the current memorandum of association and articles of association of the Company and to adopt the sixteenth amended and restated memorandum of association and articles of association of the Company (special resolution 10 as set out in the notice of the annual general meeting) and the ancillary authorization to the Directors and company secretary of the Company.	Class A Ordinary Shares	482,208,974 (99.986696%)	64,164 (0.013304%)	1,304,698 (-)	482,273,138	482,273,138
		Class B Ordinary Shares	126,526,401 (100.000000%)	0 (0.000000%)	0 (-)	126,526,401	126,526,401
		TOTAL NUMBER (CLASS A & CLASS B)	608,735,375 (99.989461%)	64,164 (0.010539%)	1,304,698 (-)	608,799,539	608,799,539
	The resolution has been duly passed as a special resolution with over three-fourths of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

Notes:

(a)	As a simple majority of the valid votes held by Shareholders (including proxies and authorized representatives) attending the AGM were cast in favour of each of the resolutions numbered 1 to 9 above, such resolutions were duly passed as ordinary resolutions. As over three-fourths of the valid votes held by Shareholders (including proxies and authorized representatives) attending the AGM were cast in favour of resolution numbered 10 above, such resolution was duly passed as a special resolution.

(b)	As of the Share Record Date, the issued and outstanding shares of the Company comprised 840,422,467 Class A Ordinary Shares and 126,526,401 Class B Ordinary Shares (excluding the 704,636 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Share Record Date that were not eligible for voting).

(c)	As of the Share Record Date, 23,149,654 Class A Ordinary Shares underlying 11,574,827 ADSs repurchased by the Company were pending cancellation, which, for the purpose of the AGM, were excluded from the total of issued and outstanding shares entitled to attend and vote at the AGM, and the Company did not exercise any voting rights attached to those repurchased shares.

(d)	Futu Trustee Limited, being the trustee holding unvested Shares under the Post-IPO Share Scheme, held 37,304,540 Class A Ordinary Shares as of the Share Record Date. Except for Futu Trustee Limited which was required under Rule 17.05A of the Listing Rules to abstain from voting on matters that require Shareholders’ approval under the Listing Rules, no other Shareholder is required to abstain from voting in respect of any of the proposed resolutions at the AGM. None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the proposed resolutions at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(e)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 906,494,674 Shares, comprising 779,968,273 Class A Ordinary Shares and 126,526,401 Class B Ordinary Shares.

(f)	According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM in respect of the resolutions numbered 1 to 4 and 6 to 8 on the proposed receipt and adoption of the audited consolidated financial statements, reports of the Directors and independent auditor, the proposed re-election of executive Directors, the proposed authority for the Board to fix the remuneration of the Directors of the Company, the proposed Issuance and Resale Mandate, and the proposed Repurchase Mandate. Each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 5, 9 and 10 on the proposed re-election of independent non-executive Directors, the proposed re-appointment of auditor and the proposed amendments to the Current Memorandum and Articles of Association and the adoption of the New Memorandum and Articles of Association.

(g)	The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(h)	In accordance with Rule 13.39(5A) of the Listing Rules, the executive Directors, namely Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu, and the independent non-executive Directors, namely Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu have attended the AGM in person or by electronic means. The non-executive Director, namely Mr. Haiyang Yu, was unable to attend the AGM due to his other business commitments.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, June 25, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.